Mail Stop 4561



September 29, 2005


By U.S. Mail and facsimile to (650) 364-1665.

Michael R. Burwell
President and Chief Financial Officer
Redwood Mortgage Investors VIII
900 Veterans Blvd., Suite 500
Redwood City, CA 94063

Re:	Redwood Mortgage Investors VIII
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Fiscal Quarter ended June 30, 2005
	File No. 000-27816

Dear Mr. Burwell:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

2.  Summary of Significant Accounting Policies - page 36

Allowance for Loan Losses - page 37

1. Please tell us in detail the methodology you applied to determine the amounts of each of the specific and general allowances for loan losses, and describe how each methodology is consistent with the guidance in SFAS 5, and SFAS 114/118.

2. Tell us how you account for loan restructurings and how that accounting is consistent with the guidance in SFAS 18 and SFAS
114/118.

3. Provide us with all allowance for loan loss disclosures required by Item IV of Guide 3.

Real Estate Held For Sale - page 37

4. Tell us how your accounting for foreclosed assets is consistent with the guidance in paragraph 34 of SFAS 144.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Consolidated Statements of Income, page 3

5. Please tell us why you have both income and expense related to the imputed interest on the formation loan.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3490 if you have questions.

Sincerely,



Donald Walker
Senior Assistant Chief Accountant
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Michael R. Burwell
Redwood Mortgage Investors VIII
September 29, 2005
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